UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Commission file number: 001-32635

BIRKS & MAYORS INC

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F        ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes        ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE:

1. Amendment to Credit Facility

On October 30, 2007, Birks & Mayors Inc. (the “Company”) entered into a Sixth Amendment and Consent (the “Amendment”) to its Revolving Credit, Tranche B Loan and Security Agreement, dated as of January 19, 2006, among Mayor’s Jewelers, Inc. (“Mayors”), the Company, the lenders party to the Credit Agreement, being Bank of America, N.A., Bank of America, N.A. (acting through its Canada branch), CF Blackburn LLC, LaSalle Retail Finance, a division of LaSalle Business Credit, LLC, as agent for LaSalle Bank Midwest National Association, ABN AMRO Bank N.V., Canada Branch, National City Business Credit, Inc. and National City Bank, Canada Branch, Bank of America, N.A., in its capacity as administrative agent, and Bank of America, N.A., (acting through its Canada branch), as Canadian agent (the “Credit Agreement”).

The Amendment amends the terms of the Credit Agreement to increase the Company’s line of credit by US$15 million from US$145 million to US$160 million. In addition, the Amendment provides the consent, subject to certain conditions provided therein, to the consummation of the acquisition by the Company of certain assets of Brinkhaus The Jewellery Source Ltd. and Brinkhaus Jewels Limited (collectively “Brinkhaus”).

2. Acquisition

On November 13, 2007, the Company completed its acquisition of certain assets of Brinkhaus, a privately-owned Canadian luxury jeweler with a 30-year history of selling high-end jewelry and fine Swiss timepieces in Calgary and Vancouver, Canada.

DOCUMENT SUBMITTED HEREWITH

10.1	Sixth Amendment to Revolving Credit, Tranche B Loan and Security Agreement, dated as of October 30, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Miranda Melfi
Miranda Melfi
Date: November 15, 2007		Group Vice President, Legal Affairs and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 10.1	Sixth Amendment to Revolving Credit, Tranche B Loan and Security Agreement dated as of October 30, 2007.

EXHIBIT 10.1

SIXTH AMENDMENT AND CONSENT TO REVOLVING CREDIT,

TRANCHE B LOAN AND SECURITY AGREEMENT

SIXTH AMENDMENT AND CONSENT TO REVOLVING CREDIT, TRANCHE B LOAN AND SECURITY AGREEMENT, dated as of October 30, 2007 (this “Amendment”), by and among (i) MAYOR’S JEWELERS, INC., a Delaware corporation (the “U.S. Borrower”) and BIRKS & MAYORS INC. (f/k/a Henry Birks & Sons Inc.), a Canadian corporation (the “Canadian Borrower” and, together with the U.S. Borrower, the “Borrowers”), (ii) the lenders party to the Credit Agreement referred to below (collectively, the “Lenders”), (iii) BANK OF AMERICA, N.A., in its capacity as administrative agent (the “Administrative Agent”), and (iv) BANK OF AMERICA, N.A. (acting through its Canada branch), as Canadian agent (the “Canadian Agent”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Credit Agreement referred to below.

WHEREAS, the Borrowers, the Lenders, the Administrative Agent and the Canadian Agent are parties to a Revolving Credit, Tranche B Loan and Security Agreement, dated as of January 19, 2006 (as amended and in effect from time to time, the “Credit Agreement”), pursuant to which the Lenders have extended credit to the Borrowers on the terms and subject to the conditions set forth therein; and

WHEREAS, on August 18, 2006, pursuant to the terms of Section 2.17 of the Credit Agreement, the U.S. Borrower elected to increase the U.S. Total Commitment by an amount equal to $12,500,000, such that after giving effect to such request (and all other elections under Section 2.17), the U.S. Total Commitment was increased from $110,000,000 to $122,500,000; and

WHEREAS, on November 10, 2006, pursuant to the terms of Section 2.17 of the Credit Agreement, the U.S. Borrower elected to increase the U.S. Total Commitment by an amount equal to $12,500,000, such that after giving effect to such request (together with all such elections), the U.S. Total Commitment was increased from $122,500,000 to $135,000,000; and

WHEREAS, on September 25, 2007, pursuant to the terms of Section 2.18 of the Credit Agreement, the U.S. Borrower elected to increase the U.S. Total Commitment by an amount equal to $10,000,000, such that after giving effect to such request (together with all such elections), the U.S. Total Commitment was increased from $135,000,000 to $145,000,000; and immediately thereafter, pursuant to the Fifth Amendment to Revolving Credit, Tranche B Loan and Security Agreement, dated as of September 25, 2007, the Canadian Commitment Sublimit was increased by an amount equal to CD$5,000,000, such that after giving effect to the Fifth Amendment, the Canadian Commitment Sublimit was increased from CD$125,000,000 to CD$130,000,000; and

WHEREAS, the Borrowers have requested, among other things, that (i) pursuant to Section 2.18 of the Credit Agreement, the U.S. Total Commitment be increased by an amount equal to $15,000,000 from $145,000,000 to $160,000,000 and (ii) the Canadian Total Commitment and the Canadian Commitment Sublimit each be increased by an amount equal to CD$15,000,000 from CD$130,000,000 to CD$145,000,000, in each case subject to the terms and conditions provided in the Credit Agreement; and

WHEREAS, the Borrowers, the Lenders, and the Administrative Agent have agreed, on the terms and conditions set forth herein, to amend certain provisions of the Credit Agreement;

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

§1. Amendments to Section 1.1 of the Credit Agreement.

(a) Section 1.1 of the Credit Agreement is hereby amended by adding the following new definitions in the appropriate alphabetical order:

Acquisition. The acquisition of all or substantially all of the assets of Brinkhaus The Jewellery Source Ltd. and certain assets of Brinkhaus Jewels Limited pursuant to the terms of the Acquisition Agreement.

Acquisition Agreement. The Asset Purchase Agreement, dated on or about November 1, 2007, among Brinkhaus The Jewellery Source Ltd. and Brinkhaus Jewels Limited, as sellers, and Canadian Borrower, as purchaser.

Acquisition Notes. Each of the promissory notes to be executed and delivered in connection with the Acquisition pursuant to the terms of the Acquisition Agreement, made by the Canadian Borrower to the sellers identified in the Acquisition Agreement, which promissory notes evidence the deferred portion of the purchase of the Acquisition in an aggregate principal amount not to exceed CD$9,000,000 at any time and subject at all times to a subordination agreement in form, scope and substance reasonably satisfactory to the Agents.

Sixth Amendment. The Sixth Amendment to Revolving Loan, Tranche B Loan and Security Agreement, dated as of October 30, 2007, among the Borrowers, the Lenders, the U.S. Administrative Agent and the Canadian Agent.

Sixth Amendment Effective Date. The date on which the conditions precedent to effectiveness to the Sixth Amendment have been satisfied or waived.

(b) Section 1.1 of the Credit Agreement is hereby further amended by amending and restating the following definition:

Canadian Commitment Sublimit. CD$145,000,000.

§2. Amendment to Section 9.1 of the Credit Agreement. Section 9.1 (Restrictions on Indebtedness) of the Credit Agreement is hereby amended by: (i) deleting the word “and” at the end of paragraph (e) therein; (ii) deleting the period (“.”) at the end of paragraph (f) therein and substituting therefor the following: “; and”; and (iii) adding the following new paragraph (g) in the appropriate alphabetical order:

(g) Subject to the consent of the Agent and the Lenders to the consummation of the Acquisition under the Sixth Amendment, Indebtedness of the Canadian Borrower evidenced by the Acquisition Notes, provided that:

(i) the aggregate principal amount of such Indebtedness shall not exceed CD$9,000,000 at any time;

(ii) no payment of such Indebtedness may be made except regularly scheduled payments of principal so long as (A) (1) no more than fifteen (15) days and no less than five (5) days prior to any proposed payment, the Agents shall have received written notice from the seller setting forth the amount and date of such scheduled payment and the Agents shall not have notified the sellers in writing at any time prior to the making of such payment that the payment is not permitted under this Agreement, (2) no more than five (5) days and no less than three (3) days prior to any proposed payment, the Agents shall have received evidence satisfactory to the Agents that the Borrowing Base Availability as of such date (calculated on a pro forma basis after taking into consideration the payment to be made) shall not be less than $6,250,000 or the CD$ Equivalent thereof, and (3) if such scheduled payment is permitted as provided in this Agreement, such scheduled payment shall be made no later than April 30th of such fiscal year (unless otherwise consent to in writing by the Agents in their sole and absolute discretion), and (B) no Default or Event of Default then exists or would (after taking into consideration the payment to be made) result therefrom;

(iii) such Indebtedness is expressly subordinated to the payment and performance in full of the Obligations on terms and conditions and pursuant to a subordination agreement acceptable to the Agents; and

(iv) no prepayment of such Indebtedness or interest on such Indebtedness shall be made at any time without the prior written consent of the Agents, in the Agents’ sole and absolute discretion.

§3. Amendment to Section 9.2 of the Credit Agreement. Section 9.2 (Permitted Liens) of the Credit Agreement is hereby amended by:

(i) deleting the word “and” at the end of the first paragraph (xii) therein;

(ii) amending the paragraph number of the second paragraph (xii) therein which begins “Liens representing the replacement,…” and renumbering such paragraph as paragraph (xiii);

(iii) deleting the period (“.”) at the end of paragraph (xiii) therein and substituting therefor the following: “; and”; and

(iv) adding the following new paragraph (xiv) in the appropriate numerical order:

(xiv) Liens securing the Indebtedness evidenced by the Acquisition Note permitted under Section 9.1(g), provided that such Liens do not extend to any assets other than those acquired under the Acquisition Agreement at the time of closing thereof pursuant to the terms of the Acquisition Agreement and shall, at all times be, subordinate to the Liens of the Agents and the Lenders and subject to a subordination agreement in form, scope and substance reasonably satisfactory to the Agents.

§4. Amendment to Schedule 1 to the Credit Agreement. Schedule 1 to the Credit Agreement is hereby amended by deleting such Schedule 1 in its entirety and substituting therefor Schedule 1 attached hereto as Schedule 1.

§5. Acknowledgment of Increase in Commitments.

(a) The Borrowers hereby acknowledge that, pursuant to Section 2.18 of the Credit Agreement, the Borrowers have requested an increase of the Total Commitments in an amount equal to $15,000,000.

(b) Each Lender hereby acknowledges and agrees that, upon the effectiveness of this Amendment, such Lender’s U.S. Commitment and Canadian Commitment shall be as set forth on Schedule 1 attached hereto.

§6. Consent to Acquisition. Notwithstanding Section 9.5.1(iii) to the contrary, the Administrative Agent and the Lenders hereby consent, on a one-time basis, to the consummation of the Acquisition pursuant to the terms of the Acquisition Agreement; provided that (i) the Acquisition is consummated pursuant to the terms of the Acquisition Agreement on or prior to November 15, 2007, (ii) such Acquisition Agreement shall be in form, scope and substance reasonably satisfactory to the Agents, (iii) immediately prior to the consummation of the Acquisition, no Default or Event of Default shall then be continuing or, after giving effect to the Acquisition, would result therefrom, (iv) the aggregate purchase price for the Acquisition to be paid by the Canadian Borrower shall not exceed CD$17,500,000, (v) the Administrative Agent and the Canadian Agent shall have received a reporting letter from

Borrowers’ counsel, summarizing and including the results of the PPSA and other applicable collateral searches with respect to the Collateral (including the assets to be acquired in connection with the Acquisition) which indicate no Liens other than Permitted Liens and Liens in favor of Royal Bank of Canada for which the Canadian Agent has received a payout letter authorizing Brinkhaus The Jewellery Source Ltd., Brinkhaus Jewels Limited or the Canadian Borrower to (or, providing that Royal Bank of Canada shall, upon payment of the obligations identified therein,) terminate such Liens promptly upon payoff of the obligations identified therein, such reporting letter, results and payoff letter to be in form, scope and substance reasonably satisfactory to the Administrative Agent and the Canadian Agent, (vi) the Administrative Agent and the Canadian Agent shall have received a duly executed original Officer’s Certificate, signed by an authorized officer of the Canadian Borrower, certifying and attaching true and complete executed copies of the Acquisition Agreement, together with each other agreement, amendment, instrument, side letter or other document executed and delivered in connection therewith, (vii) the Administrative Agent and the Canadian Agent shall have received a duly executed subordination agreement in form and substance reasonably satisfactory to the Administrative Agent and the Canadian Agent, from each of the sellers under the Acquisition Agreement and the Canadian Borrower, and (viii) the Administrative Agent and the Canadian Agent shall have received such other documents and instruments reasonably requested by the Administrative Agent or the Canadian Agent prior to the consummation of the Acquisition.

§7. Representations and Warranties. Each of the Borrowers hereby represents and warrants to the Administrative Agent and the Lenders as of the date hereof as follows:

(a) The execution and delivery by each of the Borrowers of this Amendment and all other instruments and agreements required to be executed and delivered by such Borrower in connection with the transactions contemplated hereby or referred to herein (collectively, the “Amendment Documents”), and the performance by each of the Borrowers of any of its obligations and agreements under the Amendment Documents and the Credit Agreement and the other Loan Documents, as amended hereby, are within the corporate or other authority of such Borrower, have been authorized by all necessary corporate proceedings on behalf of such Borrower and do not and will not contravene any provision of law or such Borrower’s charter, other incorporation or organizational papers, by-laws or any stock provision or any amendment thereof or of any indenture, agreement, instrument or undertaking binding upon such Borrower.

(b) Each of the Amendment Documents, the Credit Agreement and the other Loan Documents, as amended hereby, to which any Borrower is a party constitute legal, valid and binding obligations of such Borrower, enforceable in accordance with their terms, except as limited by any Debtor Relief Laws or similar laws relating to or affecting generally the enforcement of creditors’ rights and except to the extent that availability of the remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding therefore may be brought.

(c) No approval or consent of, or filing with, any governmental agency or authority is required to make valid and legally binding the execution, delivery or performance by the Borrowers of the Amendment Documents, the Credit Agreement or any other Loan Documents, as amended hereby, or the consummation by the Borrowers of the transactions among the parties contemplated hereby and thereby or referred to herein.

(d) The representations and warranties contained in Section 7 of the Credit Agreement and in the other Loan Documents were true and correct as of the date made. Except to the extent of changes resulting from transactions contemplated or permitted by the Credit Agreement and the other Loan Documents, changes occurring in the ordinary course of business (which changes, either singly or in the aggregate, have not been materially adverse) and to the extent that such representations and warranties relate expressly to an earlier date and after giving effect to the provisions hereof, such representations and warranties, both before and after giving effect to this Amendment, also are correct as of the date hereof.

(e) Each of the Borrowers has performed and complied in all material respects with all terms and conditions herein required to be performed or complied with by it prior to or at the time hereof, and as of the date hereof, both before and after giving effect to the provisions of this Amendment and the other Amendment Documents, there exists no Default or Event of Default.

(f) Each of the Borrowers hereby acknowledges and agrees that the representations and warranties contained in this Amendment shall constitute representations and warranties as referred to in Section 13.1(e) of the Credit Agreement, a breach of which shall constitute an Event of Default.

§8. Effectiveness. This Amendment shall become effective upon the satisfaction of each of the following conditions which must occur on or prior to October 30, 2007 (the “Effective Date”), in each case in a manner satisfactory in form and substance to the Administrative Agent and the Lenders:

(a) This Amendment shall have been duly executed and delivered by each of the Borrowers, each of the Guarantors, the Administrative Agent, the Canadian Agent and each of the Lenders and shall be in full force and effect.

(b) The Borrowers shall have duly executed and delivered amended and restated, if applicable, Revolving Credit Notes to each of the Lenders requesting such a Revolving Credit Note.

(c) The Administrative Agent shall have received signed original Officer’s Certificates, certified by a duly authorized officer of each Borrower and each Guarantor to be true and complete, (i) of the records of all corporate (or other) action taken by such Borrower or such Guarantor to authorize (A) such Borrower’s or such Guarantor’s execution and delivery of this Amendment and (B) such Borrower’s and such Guarantor’s entry into and carrying out the terms of this Amendment and the Credit Agreement, as amended hereby, (ii) copies, certified to be true, correct and complete, of the Governing Documents of each such Borrower and each Guarantor and (iii) incumbency certificate, giving the name and bearing a specimen signature of each individual who shall be authorized to sign, in the name and on behalf of such Borrower an such Guarantor, this Amendment and any other Loan Documents pursuant to this Amendment.

(d) The U.S. Borrower shall pay in cash to the Administrative Agent, for the pro rata accounts of the Lenders executing this Amendment, an amendment fee in an amount equal to $75,000.

(e) The U.S. Borrower shall pay in cash to National City Business Credit Inc. a one-time fee in an amount equal to $22,500.

(f) The Administrative Agent and the Canadian Agent shall have received the results of the UCC and PPSA and other applicable collateral searches with respect to the Collateral which indicate no Liens other than Permitted Liens and, for the PPSA results, a reporting letter from Borrowers’ counsel with respect to the same, and in each case, in form and substance satisfactory to the Administrative Agent and the Canadian Agent.

(g) The Borrowers shall have paid all reasonable unpaid fees and expenses of the Administrative Agent’s counsel, Bingham McCutchen LLP, and the Canadian Agent’s counsel, Ogilvy Renault LLP, to the extent that copies of invoices for such fees and expenses have been delivered to the Borrowers.

(h) The Administrative Agent and the Canadian Agent shall have received such other items, documents, agreements, items or actions as the Administrative Agent or the Canadian Agent may reasonably request in order to effectuate the transactions contemplated hereby.

§9. Conditions Subsequent. Within 30 days of the Effective Date or such other date as may be agreed to by the Administrative Agent in writing, the Borrowers and Guarantors shall have delivered to the Administrative Agent and/or the Canadian Agent, as applicable a favorable legal opinion addressed to the Lenders and the Administrative Agent, in form and substance satisfactory to the Lenders and the Administrative Agent, from (i) Holland & Knight LLP, U.S. counsel to the Borrowers and their Subsidiaries, and (ii) Stikeman Elliott LLP, Canadian counsel to the Borrowers and their Subsidiaries, in each case, substantively similar to the legal opinions delivered in connection with the Fifth Amendment and to address, without limitation, this Amendment, the increases in commitments provided for herein, the continued enforceability of the Credit Agreement, the Security Documents and the other Loan Documents and, with respect to the legal opinion of Stikeman Elliott LLP, the Liens of the Agents and the Lenders continuing to extend to the Collateral (including the assets acquired under the Acquisition Agreement).

§10. Release. In order to induce the Administrative Agent, the Canadian Agent and the Lenders to enter into this Amendment, the Borrowers and the Guarantors each acknowledges and agrees that: (i) such Borrower and such Guarantor do not have any claim or cause of action against the Administrative Agent, the Canadian Agent, any Applicable L/C Issuer or any Lender (or, with respect to the Credit Agreement and the other Loan Documents and the administration of the credit facilities thereunder, any of their respective directors, officers, employees, agents or representatives); (ii) such Borrower and such Guarantor does not have any offset or compensation right, counterclaim, right of recoupment or any defense of any kind against such Borrower’s or such Guarantor’s obligations, indebtedness or liabilities to the Administrative Agent, the Canadian Agent, any Applicable L/C Issuer or any Lender; and (iii) each of the Administrative Agent, the Canadian Agent, the Applicable L/C Issuers and the Lenders has heretofore properly performed and satisfied in a timely manner all of its obligations to the Borrowers and, as applicable, the Guarantors. Each Borrower and each Guarantor wishes to eliminate any possibility that any past conditions, acts, omissions, events, circumstances or matters would impair or otherwise adversely affect any of the Administrative Agent’s, the Canadian Agent’s, any Applicable L/C Issuer’s and the Lenders’ rights, interests, contracts, collateral security or remedies. Therefore, each Borrower and each Guarantor unconditionally releases, waives and forever discharges (A) any and all liabilities, obligations, duties, promises or indebtedness of any kind of the Administrative Agent, the Canadian Agent, the Applicable L/C Issuers or any Lender to the Borrowers or the Guarantors, except the obligations to be performed by the Administrative Agent, the Canadian Agent, the Applicable L/C Issuer or any Lender on or after the date hereof as expressly stated in this Amendment, the Credit Agreement and the other Loan Documents, and (B) all claims, counterclaims, offsets, compensation rights, causes of action, right of recoupment, suits or defenses of any kind whatsoever (if any), whether arising at law or in equity, whether known or unknown, which any Borrower or any Guarantor might otherwise have against the Administrative Agent, the Canadian Agent, any Applicable L/C Issuer or any Lender (or, with respect to the Credit Agreement and the other Loan Documents and the administration of the credit facilities thereunder, any of their respective directors, officers, employees or agents), in either case (A) or (B), on account of any past or presently existing (as of the date hereof) condition, act, omission, event, contract, liability, obligation, indebtedness, claim, cause of action, defense, counterclaims, compensation rights, circumstance or matter of any kind.

§11. Miscellaneous Provisions.

(a) Each of the Borrowers hereby ratifies and confirms all of its Obligations to the Administrative Agent, the Canadian Agent and the Lenders under the Credit Agreement, as amended hereby, and the other Loan Documents, including, without limitation, the Loans, and each of the Borrowers hereby affirms its absolute and unconditional promise to pay to the Lenders, the Administrative Agent and the Canadian Agent, as applicable, the Loans, reimbursement obligations and all other amounts due or to become due and payable to the Lenders, the Administrative Agent and the Canadian Agent, as applicable, under the Credit Agreement and the other Loan Documents, as amended hereby and it is the intent of the parties hereto that nothing contained herein shall constitute a novation or accord and satisfaction. Each of the Borrowers hereby acknowledges and confirms that the liens, hypothecs, pledges and security interests granted pursuant to the Loan Documents are and continue to be valid, perfected and enforceable first priority liens, hypothecs, pledges and security interests (subject only to Permitted Liens) that secure all of the Obligations on and after the date hereof. Except as expressly amended hereby, each of the Credit Agreement and the other Loan Documents shall continue in full force and effect. This Amendment and the Credit Agreement shall hereafter be read and construed together as a single document, and all references in the Credit Agreement, any other Loan Document or any agreement or instrument related to the Credit Agreement shall hereafter refer to the Credit Agreement as amended by this Amendment.

(b) Without limiting the expense reimbursement requirements set forth in Section 16.2 of the Credit Agreement, the Borrowers agree to pay on demand all reasonable costs and expenses, including reasonable attorneys’ fees, of the Administrative Agent and the Canadian Agent, as applicable, incurred in connection with this Amendment.

(c) THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

(d) This Amendment may be executed in any number of counterparts, and all such counterparts shall together constitute but one instrument. In making proof of this Amendment it shall not be necessary to produce or account for more than one counterpart signed by each party hereto by and against which enforcement hereof is sought. Delivery of a signature page hereto by electronic transmission shall constitute the delivery of an original signature page hereof.

IN WITNESS WHEREOF, the undersigned have duly executed this Amendment as of the date first set forth above.

U.S. BORROWER AND BORROWER’S REPRESENTATIVE

MAYOR’S JEWELERS, INC.

By:	/s/ Thomas A. Andruskevich
Name:	Thomas A. Andruskevich
Title:	President and CEO

By:	/s/ Marco Pasteris
Name:	Marco I. Pasteris
Title:	Group Vice President, Finance and Treasurer

CANADIAN BORROWER

BIRKS & MAYORS INC.

By:	/s/ Thomas A. Andruskevich
Name:	Thomas A. Andruskevich
Title:	President and CEO

By:	/s/ Marco Pasteris
Name:	Marco I. Pasteris
Title:	Group Vice President, Finance and Treasurer

ADMINISTRATIVE AGENT

BANK OF AMERICA, N.A.

By:	/s/ Keith Vercauteren
Name:	Keith Vercauteren
Title:	Managing Director

CANADIAN AGENT

BANK OF AMERICA, N.A. (acting through its Canada branch)

By:	/s/ Nelson Lam
Name:	Nelson Lam
Title:	Vice President

REVOLVING CREDIT LENDERS

BANK OF AMERICA, N.A.

By:	/s/ Keith Vercauteren
Name:	Keith Vercauteren
Title:	Managing Director

BANK OF AMERICA, N.A. (acting through its Canada branch)

By:	/s/ Nelson Lam
Name:	Nelson Lam
Title:	Vice President

CF BLACKBURN LLC

BY: GMAC COMMERCIAL FINANCE LLC (servicer)

By:	/s/ George Kwong
Name:	George Kwong
Title:	Vice President

GMAC COMMERCIAL FINANCE CORPORATION – CANADA

By:	/s/ George Kwong
Name:	George Kwong
Title:	Authorized Representative

LASALLE RETAIL FINANCE, a division of LASALLE BUSINESS CREDIT, LLC, as Agent for LASALLE BANK MIDWEST NATIONAL ASSOCIATION

By:	/s/ Jeff Ryan
Name:	Jeff Ryan
Title:	Vice President

ABN AMRO BANK N.V., CANADA BRANCH

By:	/s/ Nick Dounas
Name:	Nick Dounas
Title:	Vice President

By:	/s/ Darcy Mack
Name:	Darcy Mack
Title:	First Vice President

NATIONAL CITY BUSINESS CREDIT, INC.

By:	/s/ Matthew D. Potter
Name:	Matthew D. Potter
Title:	Vice President

NATIONAL CITY BANK, CANADA BRANCH

By:	/s/ Caroline Stade
Name:	Caroline Stade
Title:	Senior Vice President

RATIFICATION OF GUARANTY

Each of the undersigned Guarantors hereby (a) acknowledges and consents to the foregoing Amendment and the Borrowers’ execution thereof; (b) ratifies and confirms all of their respective obligations and liabilities under the Loan Documents to which any of them is a party and ratifies and confirms that such obligations and liabilities extend to and continue in effect with respect to, and continue to guarantee and secure, as applicable, the Obligations of the Borrowers under the Credit Agreement; (c) acknowledge and confirm that the liens, hypothecs, pledges and security interests granted pursuant to the Loan Documents are and continue to be valid, perfected and enforceable first priority liens, hypothecs, pledges and security interests (subject only to Permitted Liens) that secure all of the Obligations on and after the date hereof; (d) acknowledges and agrees that, as of the date hereof, such Guarantor does not have any claim or cause of action against any Agent or any Lender (or, with respect to the Credit Agreement and the other Loan Documents and the administration of the credit facilities thereunder, any of its respective directors, officers, employees, agents or representatives); and (e) acknowledges, affirms and agrees that, as of the date hereof, such Guarantor does not have any defense, claim, cause of action, counterclaim, offset or right of recoupment or compensation of any kind or nature against any of their respective obligations, indebtedness or liabilities to any Agent or any Lender.

GUARANTORS

HENRY BIRKS & SONS U.S., INC.

By:	/s/ Thomas A. Andruskevich
Name:	Thomas A. Andruskevich
Title:	President and CEO

By:	/s/ Marco Pasteris
Name:	Marco I. Pasteris
Title:	Group Vice President, Finance and Treasurer

MAYOR’S JEWELERS OF FLORIDA, INC.
JBM RETAIL COMPANY, INC.
JBM VENTURE CO., INC.
MAYOR’S JEWELERS INTELLECTUAL PROPERTY HOLDING COMPANY
JAN BELL MARKETING-PUERTO RICO, INC.

By:	/s/ Thomas A. Andruskevich
Name:	Thomas A. Andruskevich
Title:	President and CEO

By:	/s/ Marco Pasteris
Name:	Marco I. Pasteris
Title:	Group Vice President, Finance and Treasurer

Schedule 1

Lenders and Commitments

U.S. Total Commitment

U.S. Lenders	U.S. Total Commitment		Applicable Percentage
Bank of America, N.A. 40 Broad Street Boston, MA 02109	$50,000,000.00		31.250000000%
CF Blackburn LLC 3000 Town Center, Suite 280 Southfield, MI 48075	$50,000,000.00		31.250000000%
LaSalle Retail Finance, a division of LaSalle Business Credit, LLC, as Agent for LaSalle Bank Midwest National Association 25 Braintree Hill Office Park, Suite 205 Braintree, MA 02184	$35,000,000.00		21.875000000%
National City Business Credit, Inc. 1965 East 6th Street – 4th Floor Cleveland, OH 44114	$25,000,000.00		15.625000000%

Total:	$160,000,000.00	*	100%

*	Notwithstanding the foregoing, as of the Sixth Amendment Effective Date, the Total Commitment shall be $160,000,000.00.

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Canadian Total Commitment

Canadian Lenders	Canadian Total Commitment		Applicable Percentage
Bank of America, N.A. (acting through its Canada branch) 200 Front Street West, Suite 2700 Toronto, Ontario M5V 3L2 Canada	CD$	45,312,500.00	31.250000000%
GMAC Commercial Finance Corporation - Canada 150 York Street, Suite 1314 Toronto, Ontario M5H3S5, Canada	CD$	45,312,500.00	31.250000000%
ABN AMRO Bank N.V., Canada Branch 79 Wellington Street West, Suite 1500 P.O. Box 114, Toronto Dominion Centre Toronto, Ontario M5K 1G8 Canada	CD$	31,718,750.00	21.875000000%
National City Bank, Canada Branch 130 King Street West, Suite 2140 Toronto, Ontario M5X 1E4 Canada	CD$	22,656,250.00	15.625000000%

Total:	CD$	145,000,000.00	100%

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